

Mail Stop 3030

June 15, 2017

Via E-mail
Mark P. de Raad
Executive Vice President and Chief Financial Officer
Masimo Corporation
52 Discovery
Irvine, CA   92618

   Re: Masimo Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2016
         Filed February 15, 2017
         File No. 001-33642

Dear Mr. de Raad:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 74

Foreign Currency Exchange Rate Risk, page 75

1.   We note your disclosure that a 10% change in foreign currency exchange rates could have a material effect on your future operating results or cash flows. Consistent with the guidance in Item 305(a)(ii)(A) of Regulation S-K, please revise your future filings to quantify the potential loss that could result from the 10% change in foreign currency exchange rates. In light of your statement that the impact would depend on the particular currency and the direction of the change, consider quantifying the potential impact of a change in each of the currencies you have identified.

Note 7. Property and Equipment, page F-25

2.   We note that you reclassified approximately $6.4 million out of construction-in-progress during fiscal 2016, but note that the balance increased at December 31, 2016 when compared with the fiscal 2015 year-end. Please describe and quantify for us the construction projects in progress at December 31 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery